Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

12th February 2008

08000855

SUPPL

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement on Appointment of Alternate Director

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

RECEIVED
2008 FEB 21 P 12:35

港燈
HK Electric

APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors of Hongkong Electric Holdings Limited (the "Company") announces that Mr. CHAN Loi Shun is appointed as Alternate Director to Mr. KAM Hing Lam, an Executive Director of the Company, with effect from today.

Mr. CHAN Loi Shun, aged 45, is the Chief Financial Officer of Cheung Kong Infrastructure Holdings Limited ("CKI"). He joined Hutchison Whampoa Limited ("HWL") in January 1992 and has been with the Cheung Kong Group since May 1994. Both CKI and HWL are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Mr. Chan is a director of Envestra Limited, a company listed in Australia. He also holds directorships in certain companies controlled by a substantial shareholder of the Company. Save as disclosed above, he does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Chan previously held directorships in CrossCity Motorway Pty Ltd, CrossCity Motorway Nominees No. 1 Pty Ltd, CrossCity Motorway Nominees No. 2 Pty Ltd, CrossCity Motorway Holdings Pty Ltd and CrossCity Motorway Finance Pty Ltd (collectively the "CrossCity companies"), all incorporated in Australia. Mr. Chan resigned from all directorships in the CrossCity companies on 22nd December 2006. The principal business of the CrossCity companies was the design, construction and operation of the Cross City Tunnel in Sydney, Australia. A voluntary administrator and a receiver and manager were appointed in respect of the CrossCity companies on 27th December 2006 as they were insolvent.

Mr. Chan is a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between Mr. Chan and the Company. Pursuant to the Company's Articles of Association, the appointment of an Alternate Director shall cease if his appointment is revoked, or if his appointor ceases for any reason to be a Director of the Company. Mr. Chan will not receive any remuneration in his capacity as Alternate Director of the Company.

Save for the information disclosed above, there is no other information concerning Mr. Chan's appointment as Alternate Director that need to be brought to the attention of shareholders of the Company or is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 11th February, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (alternate to Mr. KAM is Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

委任替任董事

香港電燈集團有限公司(「本公司」)董事會宣布，陳來順先生由是日起獲委任爲本公司執行董事甘慶林先生之替任董事。

陳來順先生，四十五歲，爲長江基建集團有限公司(「長江基建」)財務總監。陳先生於一九九二年一月加入和記黃埔有限公司(「和黃」)，並自一九九四年五月起任職長江集團。根據證券及期貨條例(「證券及期貨條例」)第 XV 部長江基建及和黃均屬本公司主要股東。陳先生現爲澳洲上市公司 Envestra Limited 之董事。他亦擔任若干受本公司主要股東控制之公司的董事。除上文所披露者外，陳先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。

陳先生曾擔任澳洲成立之 CrossCity Motorway Pty Ltd, CrossCity Motorway Nominees No. 1 Pty Ltd, CrossCity Motorway Nominees No. 2 Pty Ltd, CrossCity Motorway Holdings Pty Ltd 及 CrossCity Motorway Finance Pty Ltd(共稱「CrossCity 公司」)董事。陳先生於二零零六年十二月二十二日辭退所有 CrossCity 公司董事職位。CrossCity 公司之主要業務爲設計、建設及經營澳洲悉尼市跨城隧道。CrossCity 公司因無償債能力，已於二零零六年十二月二十七日委任自動管理人與破產接管及管理人。

陳先生爲香港會計師公會及英國特許公認會計師公會資深會員。根據證券及期貨條例第 XV 部，陳先生並無擁有本公司股份之任何權益。陳先生與本公司並無訂立服務合約。根據本公司之章程細則，替任董事之委任隨著該委任之撤銷、或其委任人因任何原因終止爲本公司董事而終止。陳先生不會就其替任董事之職位收取董事酬金。

除上文所披露之資料外，概無其他有關陳先生被委任爲替任董事之資料須向股東公布或根據香港聯合交易所有限公司證券上市規則第 13.51(2)條之任何規定而須披露。

承董事會命
公司秘書
黃莉華

香港，二零零八年二月十一日

於本公布日期，本公司董事爲：

執行董事：霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦爲霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(其替任董事爲陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。

非執行董事：夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、佘頌平先生及黃頌顯先生。

END